May 23, 2016

VIA EDGAR

Jay Williamson

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Registration Statement on Form N-14 filed by Western Asset High Income Opportunity Fund Inc., File No. 333-208957

Dear Mr. Williamson:

On behalf of Western Asset High Income Opportunity Fund Inc. (the “Fund”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 20, 2016. The comments were with respect to the Fund’s Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above referenced Registration Statement on Form N-14 originally filed with the Commission on January 12, 2016. For convenience of reference, the comments of the Staff have been reproduced herein. As agreed with the Staff, the revised disclosure will be included in a filing pursuant to Rule 497 under the Securities Act of 1933, as amended, to be made after the Registration Statement is declared effective. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 3.

General Comments

1.	With respect to the “Proposals 2A & 2B – To Approve A Fundamental Investment Policy Regarding Senior Securities” section on page 31, please provide the text of the new fundamental investment policy.

In response to the Staff’s comment, the Fund will revise the disclosure accordingly.

2.	Accession numbers for various Annual Reports to Stockholders are cited in page iii of the Proxy Statement/Prospectus, the “Additional Information About the Funds” section on page 48 of the Proxy Statement/Prospectus, and the “Financial Statements” section on page S-2 of the Statement of Additional Information and appear to be incorrect. Please verify the numbers and update as necessary.

In response to the Staff’s comment, the Fund will update the accession numbers.

3.	The pro forma expenses on page S-3 of the Statement of Additional Information have been provided for the year ended February 29, 2016. However, these should be revised to reflect expenses for the year ended September 30, 2015 since this is the fiscal year end of the Acquiring Fund.

In response to the Staff’s comment, the Fund will provide the pro forma expenses for the year ended September 30, 2015.

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP